EXHIBIT 99.1

NEWS RELEASE

COMPLETEL EUROPE N.V.                           INVESTOR CONTACT:

Blaak 16                                        Catherine Blanchet,
3011 TA Rotterdam                               Director of Investor Relations
The Netherlands                                 Tel: +33 1 72 92 20 32
+31 10 43 00 844                                e-mail: ir@completel.fr

ParisBourse: CPT
Ticker: CLTL

July 2nd, 2003

        LARGE COMPANIES TELECOMMUNICATIONS SOLUTIONS NOW AVAILABLE FOR
                       MEDIUM-SIZED COMPANIES IN FRANCE

          COMPLETEL OFFERS MID-SIZED COMPANIES AN INNOVATIVE SOLUTION
              100% FIBER-BASED "VOICE + INTERNET" TELECOM PACKAGE

COMPLETEL LAUNCHES AN INTEGRATED TELECOMMUNICATIONS SOLUTION FOR MID-SIZED COMPANIES WITH DIRECT CONNECTION TO THE 100% FIBER BASED NETWORK OF COMPLETEL. MEDIUM SIZED COMPANIES WILL BENEFIT FROM THE SAME TELECOM SOLUTIONS THAN LARGE COMPANIES, WITH FLEXIBLE VERY HIGH SPEED SERVICES AT THE LOWEST RATE ON THE MARKET.

On July 1, 2003, Completel launches a cutting edge portfolio of 6 "Voice + Very High Speed Internet" packs, designed to match the mid-sized companies' needs according to their size. This offer will only be available through direct connection to Completel's network that now reaches almost 2,000 km in the most important French cities.

The principle is clear and simple: Completel will connect each company to its network and will TOTALLY REPLACE , WITH ONE SINGLE OFFER, the multiple telecom contracts subscribed by the company: France Telecom subscription fees + indirect voice services + Internet access + mailbox services. For more simplicity, the company will retain its telephone numbers.

Instant Benefits: without any installation fees, the company has access to:

o VERY HIGH SPEED 2 MBIT/S INTERNET ACCESS : with a guaranteed bandwidth of 500 kbit/s or 1 Mbit/s, 2 to 4 times the guaranteed bandwidth now available on the market through ADSL offers

o COSTS SAVINGS OF AT LEAST 10% ON SUBSCRIPTION FEES thanks to a single subscription Voice + Internet (simplifies operational and accounting management)

o EXTREMELY COMPETITIVE RATES on voice services for all type of calls, including fix to mobile calls (invoiced on a second basis as soon as the first second)

         Rates (VAT not included)

         Local calls:               0.018 (euro)/mn
         National calls:            0.022 (euro)/mn
         Fix-to-mobile calls:       0.170 (euro)/mn

o    VALUE-ADDED ADDITIONAL SERVICES INCLUDED of which a 800 free-phone number, traffic reports, Internet mailbox services....

Jerome de Vitry, President of Completel, commented the launch of this innovative, cutting edge offer: "Mid-sized companies did not enjoy the full benefits of the deregulation of the telecommunications market. Although they have needs in permanent evolution, their volumes remain quite low compared to largest firms and they did not benefit from the investments of new operators . The offer to this segment of the market is generally derived from the residential products offering and do not answer properly the needs of mid-sized companies. These offers (indirect voice, ADSL), all using France Telecom's network, make no choice for the company that must subscribe to the services of the incumbent operator for a large part of its needs.

Completel's specificity, based on a direct fiber connection to our network, allows us to have a radically different approach than what the market currently offers to these companies. Our "alternative offer" will now permit mid-sized companies to fulfil their very high speed telecom needs together with substantial costs savings. They can get ride of their dependence vis-a-vis France Telecom services and access large companies' telecommunications services."

COMPLETEL EUROPE NV (PARISBOURSE: CPT).

Completel is a leading national infrastructure-based carrier serving medium and large businesses in France.

 PARIS OFFICE: TOUR EGEE, 9-11 ALLEE DE L'ARCHE, 92671 COURBEVOIE CEDEX, FRANCE
                            Tel : +33 1 72 92 20 00
                               www.completel.com